US$300,000,000	Filed pursuant to rule 433
6.000% Senior Notes due 2017 (re-opening)	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa1/AA/AA+ (Moody’s / S&P / Fitch)

Trade Date:	September 5, 2007

Settlement Date:	September 14, 2007 (T+7 days)

Maturity:	August 15, 2017

Par Amount:	U.S.$300,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding 6.000% Senior Notes due 2017 issued on August 15, 2007, and the aggregate principal amount of this series of notes will be $1,800,000,000.

Ranking:	Senior

Semi-Annual Coupon:	6.000% per annum.

Re-offer Spread to Benchmark:	T10 + 130 basis points

Re-offer Yield:	5.778% per annum

Public Offering Price:	101.653% plus accrued interest from August 15, 2007

Net Proceeds to Citigroup:	Approximately $305,134,000 (including accrued interest but before expenses).

Interest Payment Dates:	The 15th day of February and August in each year, with following business day convention. The first interest payment date is February 15, 2008.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Co-Managers:	Goldman, Sachs & Co.
Lehman Brothers Inc.

Junior Co-Managers:	Cabrera Capital Markets, LLC
Jackson Securities LLC

CUSIP:	172967 EH0

ISIN:	US172967EH05

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.